SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

T3-Motion, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89853X306
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.:  89853X306

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 6,360,192 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 6,360,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,360,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.9%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 11 pages

CUSIP No.:  89853X306

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 6,360,192 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 6,360,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,360,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.9%

14	TYPE OF REPORTING PERSON

IA

Page 3 of 11 pages

CUSIP No.: 89853X306

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

Page 4 of 11 pages

CUSIP No.: 89853X306

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

Page 5 of 11 pages

CUSIP No.: 89853X306

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

Page 6 of 11 pages

ITEM 1.              Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of T3-Motion, Inc., a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 2990 Airway Avenue, Suite A, Costa Mesa, California  92626.

ITEM 2.              Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (“Master Fund”); (2) Vision Capital Advisors, LLC, a Delaware limited liability company (“Investment Manager”); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and, together with the Master Fund, “Funds”); (4) VCAF GP, LLC, a Delaware limited liability company (“General Partner”); and (5) Adam Benowitz, a United States Citizen (“Mr. Benowitz”).  The General Partner serves as the general partner of VCAF.  The Investment Manager serves as the investment manager of each Fund.  Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles.  The principal business of the General Partner is serving as the general partner of VCAF.  Mr. Benowitz’s principal occupation is serving as the Managing Member of the Investment Manager.

Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the “Directors and Officers”).

(d)–(e)  During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.              Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Schedule 13D were from working capital of the Funds, and the amount of funds totaled in the aggregate approximately $12.3 million.

ITEM 4.              Purpose of Transaction.

Prior Purchases of Securities of the Issuer

Prior to the transactions described in this Item 4, the following securities of the Issuer were held by the Master Fund and VCAF:  (1) 598,360 shares of Common Stock, (2) options to purchase 5,000 shares of Common Stock (exercise price of $5.00, and subject to certain vesting requirements (after taking into effect reverse stock-split)), (3) 9,370,698 shares of Series A Preferred Stock (convertible (subject to certain adjustments) into 1,874,140 shares of Common Stock (after taking into effect reverse stock-split)) and (4) $3,500,000 aggregate principal amount of the Issuer’s 10% Senior Secured Convertible Debenture, plus $486,098 of accrued interest theron (“Convertible Debenture”) (convertible into 1,138,885 units of the Issuer upon the closing of the Issuer’s public offering; such units are comprised of (i) 1,138,885 shares of Common Stock, (ii) Series H Warrants to purchase 1,138,885 shares of Common Stock and (iii) Series I Warrants to purchase 1,138,885 shares of Common Stock).

Page 7 of 11 pages

Conversion of Issuer’s Series A Preferred Stock and 10% Senior Secured Convertible Debenture

On May 19, 2010, the Issuer closed its public offering of units (“Public Offering”).  Also on this date, the Funds converted all of their respective shares of Series A Preferred Stock into 2,340,177 shares of Common Stock (pursuant to the terms of the Issuer’s public offering, each share of Series A Preferred Stock became convertible into 2.497334046 shares of Common Stock).  Additionally, pursuant to the terms of the Issuer’s Convertible Debenture, the entire principal amount and accrued interest on the Convertible Debenture was converted into 1,138,885 units of the Issuer (comprised of (i) 1,138,885 shares of Common Stock, (ii) Series H Warrants to purchase 1,138,885 shares of Common Stock and (iii) Series I Warrants to purchase 1,138,885 shares of Common Stock).

Registration Rights Agreement

The Funds, the Issuer and Mr. Ki Nam (“Nam”) have entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which the Issuer has agreed to register all shares of Common Stock underlying the Funds’ Convertible Debenture. Pursuant to the Registration Rights Agreement, the Issuer intends to register (i) approximately 1,138,885 shares of Common Stock that will be issued to the Funds as part of their conversion of Convertible Debenture at the closing of the May public offering and (ii) approximately 2,277,770 million shares of Common Stock underlying Class H and Class I Warrants issued to the Funds.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6 and is incorporated herein by reference.

Certain Contractual Rights

In connection with the Public Offering, pursuant to a negative covenant agreement (“Negative Covenant Agreement”), the Issuer granted the Funds (together with other investors who acquired in excess of $500,000 of the Issuer’s securities in the Public Offering) certain contractual rights regarding dilutive financings and certain change of control transactions.  The foregoing description of the Negative Covenant Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Negative Covenant Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference.

Lock Up Agreement

In connection with the Public Offering, the Funds entered into lock-up agreements (“Lock-Up Agreement”) whereby they agreed to certain restrictions on the ability to sell additional shares of the Issuer’s Common Stock for a period ending May 16, 2012, subject to extension as described below. The Funds agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of Common Stock, options or warrants to acquire shares of Common Stock, or any related security or instrument, without the prior written consent of Chardan Capital Markets, LLC on behalf of the underwriters, subject to certain exceptions. In particular, shares of Common Stock underlying the Funds’ Class H Warrants are not be subject to the lock-up.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference.

Page 8 of 11 pages

Board Membership; Shareholders Agreement

On January 28, 2010, the Issuer’s Board of Directors appointed Robert Thomson, a director of the Investment Manager, as a new member of the Board of Directors to fill a vacancy resulting from a director’s resignation. Mr. Thomson stood for re-election, and was elected as a director, at the Issuer’s Annual Meeting of Shareholders on June 30, 2010.

Pursuant to the terms of a stockholders agreement dated as of December 30, 2009 among the Issuer, the Funds and Nam (“Stockholders Agreement”), Nam has agreed to vote his shares of Common Stock (and any other Shares over which he exercises voting control) to the extent necessary, in connection with the election of members of the Board of Directors, to elect and continue in office as directors: (i) two persons nominated by the Funds if the Funds hold 22% or more of the outstanding shares of Common Stock (assuming that all of the Funds’ Series A Preferred Stock has been converted into shares of Common Stock, but not including any of the warrants) or (ii) one person nominated by the Funds if the Funds hold 12% or more, but less than 22%, of the outstanding Common Stock (assuming that all of Vision’s preferred stock has been converted into Common Stock, but not including any of the Warrants).   The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 8 and is incorporated herein by reference.

General

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.              Interest in Securities of the Issuer.

(a)           The Master Fund and VCAF, collectively, (i) own 4,077,423 shares of Common Stock, (ii) have the ability to acquire  2,282,769  shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 6,360,192 shares of Common Stock, representing 41.9% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 12,880,978 shares of Common Stock outstanding as of June 1, 2011, as reported on the Issuer’s Registration Statement on Form S-1 filed on June 13, 2011.

Page 9 of 11 pages

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 6,360,192 shares of Common Stock reported herein.

(c)           Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.              Material to be Filed as Exhibits.

Exhibit No.         Document

1.	Joint Filing Agreement *

2.	Form of Class H Warrant (1)

3.	Form of Class I Warrant (1)

4.	Specimen Unit Certificate (1)

5.	Form of Negative Covenant Agreement between the Issuer and holders of at least $500,000 of units (2)

6.	Form of Registration Rights Agreement (3)

7.	Form of Lock-up Agreement (3)

8.	Stockholders Agreement dated as of December 30, 2009, among the Issuer, Ki Nam, the Master Fund and VCAF (4)

_______________________________

*  Filed herewith.

(1)	Incorporated by reference to the Issuer’s Amendment No. 7 to Registration Statement on Form S-1, as filed with the SEC on May 3, 2011

(2)	Incorporated by reference to the Issuer’s Amendment No. 8 to Registration Statement on Form S-1, as filed with the SEC on May 9, 2011

(3)	Incorporated by reference to the Issuer’s Amendment No. 4 to Registration Statement on Form S-1, as filed with the SEC on April 8, 2011

(4)	Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on January 6, 2010

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2011

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:     /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as a Director of the Master Fund, and
as authorized signatory of the General Partner (for itself and
VCAF)

Page 11 of 11 pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Master Fund.

MASTER FUND DIRECTORS

Adam Benowitz (US Citizen)
Managing Member
Vision Capital Advisors, LLC (a private investment management firm)
20 West 55th Street, Fifth Floor
New York, New York 10019

Robert Arnott (British/Cayman Citizen)
Box 31695
Grand Cayman KY1-1207
Cayman Islands
Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

Peter Young (Cayman Citizen)
Zephyr House, 5th Floor
122 Mary Street
P.O. Box 1748
Grand Cayman KY1-1109
Cayman Islands
Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

MASTER FUND EXECUTIVE OFFICERS

None.

EXHIBIT INDEX

Exhibit No.      Document

1.	Joint Filing Agreement *

2.	Form of Class H Warrant (1)

3.	Form of Class I Warrant (1)

4.	Specimen Unit Certificate (1)

5.	Form of Negative Covenant Agreement between the Issuer and holders of at least $500,000 of units (2)

6.	Form of Registration Rights Agreement (3)

7.	Form of Lock-up Agreement (3)

8.	Stockholders Agreement dated as of December 30, 2009, among the Issuer, Ki Nam, the Master Fund and VCAF (4)

_______________________________

*  Filed herewith.

(1)	Incorporated by reference to the Issuer’s Amendment No. 7 to Registration Statement on Form S-1, as filed with the SEC on May 3, 2011

(2)	Incorporated by reference to the Issuer’s Amendment No. 8 to Registration Statement on Form S-1, as filed with the SEC on May 9, 2011

(3)	Incorporated by reference to the Issuer’s Amendment No. 4 to Registration Statement on Form S-1, as filed with the SEC on April 8, 2011

(4)	Incorporated by reference to the Issuer’s Current Report on Form 8-K, as filed with the SEC on January 6, 2010

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of T3 Motion, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  July 1, 2011

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:    /s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the
Investment Manager, as a Director of the Master Fund, and
as authorized signatory of the General Partner (for itself and
VCAF)